

09042258

n.a 9/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER C
8- 25304 Mail Processing Section

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

AUG 27 2009

Washington, DC
122

REPORT FOR THE PERIOD BEGINNING_____07/01/08_____ AND ENDING_____06/30/09_____
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kirk Securities Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

400 North Carroll Blvd., Suite 201
                              (No. and Street)

Denton   Texas   76201
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                     940-566-0293
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hankins, Eastup, Deaton, Tonn & Seay, P.C.
               (Name – *if individual, state last, first, middle name*)

902 North Locust   Denton   Texas   76201
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/17

OATH OR AFFIRMATION

I, _____Sennett Kirk_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Kirk Securities Corporation_____ , as

of _____June 30_____ , 20_09____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

PAMELA S. CATES
MY COMMISSION EXPIRES
November 19, 2009

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC
ACCOUNTANTS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON, TONN & SEAY
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

TEL. (940) 387-8563
FAX (940) 383-4746

INDEPENDENT AUDITORS' REPORT

Board of Directors
Kirk Securities Corporation
Denton, Texas

We have audited the accompanying statement of financial condition of Kirk Securities Corporation as of June 30, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kirk Securities Corporation at June 30, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hankins, Eastup, Deaton, Tonn & Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants

August 24, 2009

KIRK SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2009

ASSETS

Cash and cash equivalents		$ 279,738
Due from clearing broker		3,841
Prepaid Federal income tax		9,342
Securities owned:		
Marketable, at market value		551,012
Prepaid expenses		1,060
Property and equipment - at cost:		
Furniture and equipment	$ 13,983	
Producing oil and gas properties	22,985	
Less: accumulated depletion and		
depreciation	(35,090)	
Property and equipment - net		1,878
Membership		3,500
Total		$ 850,371

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable - trade		$ 128
Deferred income taxes		21,873
Total Liabilities		22,001
Stockholders' Equity:		
Common stock - authorized 10,000 shares at		
$1.00 par value each; issued and out-		
standing 2,750 shares	$ 2,750	
Additional paid-in-capital	110,229	
Retained earnings	715,391	
Total Stockholders' Equity		828,370
Total		$ 850,371

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2009

Revenues:		
Commissions		$174,557
Loss on investment securities		(98,299)
Dividends		17,167
Oil and gas sales		5,510
Miscellaneous		186
Total Revenues		99,121
Expenses:		
Officer salary	$ 25,000	
Other salaries	66,675	
Consulting fees	2,400	
Quotation expenses	14,271	
Oil and gas operating expenses	2,635	
Rent	16,036	
Telephone	3,374	
Depreciation	1,323	
Commissions	419	
Professional fees	4,750	
Books and subscriptions	2,485	
Dues and memberships	6,483	
Donations	6,150	
Postage	2,896	
Supplies	1,865	
Insurance	3,673	
Copy expense	602	
Taxes	7,444	
Advertising	6,443	
Miscellaneous	3,798	
Computer expense	968	
Education and training	187	
Travel and entertainment	774	
Total Expenses		180,651
Income (Loss) before income taxes		(81,530)
Federal income tax provision (benefit)		
Current	2,538	
Deferred	(20,560)	
Total Federal income tax provision (benefit)		(18,022)
Net Income (Loss)		$ (63,508)
Earnings (Loss) Per Share		$ (23.09)

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, July 1, 2008	$2,750	$110,229	$778,899
Net income (loss)			(63,508)
Balance, June 30, 2009	$2,750	$110,229	$715,391

The accompanying notes are an integral part of these financial statements.

KIRK SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2009

Cash Flows From Operating Activities:		
Net income (loss)	$ (63,508)	
Adjustments to reconcile net income to net		
cash used by operating activities:		
Depreciation	1,323	
Loss on investment securities	98,299	
Decrease in due from clearing broker	5,503	
(Decrease) in deferred income taxes	(20,560)	
(Decrease) in Federal income tax payable	(1,944)	
(Increase) in Federal income tax receivable	(9,342)	
(Increase) in prepaid expenses	(79)	
(Decrease) in accounts payable - trade	(69)	
(Decrease) in payroll taxes payable	(16,539)	
Net cash used by operating activities		$ (6,916)
Cash Flows From Investing Activities:		
Outflows		
Purchase of investment securities	132,941	
	132,941	
Net cash used by investing activities		(132,941)
Net Decrease in Cash and Cash Equivalents		(139,857)
Cash and Cash Equivalents, July 1, 2008		419,595
Cash and Cash Equivalents, June 30, 2009		$ 279,738
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes	$ 13,824	
Interest	$ 0	

The accompanying notes are an integral part of these financial statements.

---

1.   **Organization and Nature of Business**

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Texas Corporation and serves customers primarily in the Denton County, Texas area.

2.   **Significant Accounting Policies**

A summary of the significant accounting policies followed by the Company in preparation of the accompanying financial statements is set forth below:

   The Company is engaged in a single line of business primarily in the brokerage and investment advisory business.

   Securities transactions, along with related income and expenses, are recorded on a trade date basis.

   The amount due from clearing broker represents commissions earned but paid the following month. No allowance for uncollectible amounts has been recorded as management considers all amounts due fully collectible.

   Furniture and equipment are stated at cost. Oil and gas properties are stated at cost using the full cost method of accounting.

   Depreciation is calculated using the straight-line method on the basis of the cost of the assets, generally over their estimated useful lives. The company uses statutory accelerated methods in reporting depreciation for income tax purposes.

   Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and depreciation and depletion, are recognized in different years for financial and tax reporting purposes.

   For purposes of the statement of cash flows, the Company considers bank checking accounts and mutual fund money market accounts to be cash equivalents.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. **Securities Owned and Fair Value Measurement**

The Company's securities owned consists of securities, primarily common stocks, which are readily marketable and traded on national exchanges.

The Company's securities owned are valued at fair value on a recurring basis. The fair values of securities owned are measured based on quoted prices (unadjusted) in active markets for identical assets the company has the ability to access (Level 1 inputs). The Company recorded an unrealized loss of $98,299 on securities owned which are held at year end.

The cost of securities owned is $437,835. Appropriate deferred income taxes have been provided for unrealized appreciation/(depreciation).

4. **Income Taxes**

The net deferred income tax liability in the accompanying statement of financial condition includes the following amounts of deferred tax assets and liabilities:

Deferred tax liability	$21,873
Deferred tax asset	0
Net deferred tax liability	$21,873

The deferred tax liability results from the use of accelerated methods of depreciation of property and equipment, and differences relating to the valuation of investment securities.

5. **Net Capital Requirement**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2009, the Company had net capital of $755,714, which was $655,714 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was .00017 to 1.

6. **Operating Leases**

The company leases its office space under a noncancellable lease that expires in April 2011. The lease requires current monthly rental payments of $1,366. Rental expense related to this lease for the year ended June 30, 2009 was $16,036.

Lease commitments under noncancellable leases in future years are as follows:

Year Ended	Amount
June 30, 2010	$16,476
June 30, 2011	12,665
Total	$29,141

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2009

7. **Concentrations**

The Company invests most of its cash and cash equivalents in mutual fund money market accounts. The accounts are not Federally insured.

The Company's securities owned portfolio consists of fifteen issues. No single issue comprises more than fifteen percent of the fair value of the portfolio.

KIRK SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL
JUNE 30, 2009

Capital:		
Stockholders' equity		$ 828,370
Add deferred income taxes		22,001
Total		850,371
Deductions:		
Non-liquid assets:		
Prepaid expenses	$ 1,060	
Fixed assets - net	1,878	
Membership	3,500	
Total Non-liquid assets		6,438
Haircuts - Investment securities		88,219
Total Deductions		94,657
Net Capital		755,714
Required Net Capital		100,000
Excess Net Capital		$ 655,714
Aggregate Indebtedness		$ 128
Ratio of Aggregate Indebtedness to Net Capital		.00017 to 1
Excess Net Capital at 1000%		$ 755,701

Note: There were no material differences between the above Computation and the Company's Computation.

The Corporation claims an exemption from Rule 15c3-3 under Section (K) (2) (B); all customer transactions are cleared through another broker, Maplewood Investment Advisors, on fully disclosed basis.

Because of said exemption there are no material differences in the Reserve Requirements.

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC
ACCOUNTANTS

TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

HANKINS, EASTUP, DEATON, TONN & SEAY
A PROFESSIONAL CORPORATION

902 NORTH LOCUST
P.O. BOX 977
DENTON, TEXAS 76202-0977

TEL. (940) 387-8563
FAX (940) 383-4746

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Kirk Securities Corporation
Denton, Texas

In planning and performing our audit of the financial statements of Kirk Securities Corporation (the Company), as of and for the year ended June 30, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

-11-

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hankins, Eastup, Deaton, Tonn & Seay

Hankins, Eastup, Deaton, Tonn & Seay
A Professional Corporation
Certified Public Accountants

August 24, 2009

KIRK SECURITIES CORPORATION

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

JUNE 30, 2009